Exhibit 99.1

News Release

Hydro One to Acquire Assets of Peterborough Distribution Inc. from the City of Peterborough

TORONTO, August 1, 2018 – Hydro One Inc. (“Hydro One”) announced today that it has reached a definitive agreement to acquire the business and distribution assets of Peterborough Distribution Inc. (PDI) from the City of Peterborough, ON. Hydro One will pay the City of Peterborough $105 million for the transaction.

“Hydro One looks forward to welcoming the customers and employees of Peterborough Distribution to our family,” said Patrick Meneley, Executive Vice President and Chief Corporate Development Officer, Hydro One. “This merger is structured to benefit all stakeholders and provides us the opportunity to leverage our scale to positively impact distribution rates and quality of service. Hydro One has served customers around Peterborough for many years and we look forward to extending our service and growing our operations in the vibrant communities in and around Peterborough.”

Peterborough Distribution, located in east central Ontario, serves approximately 37,000 customers in Peterborough, Lakefield and Norwood. The proposed transaction is the result of extensive discussions between Hydro One and the City of Peterborough regarding the sale of the utility.

Hydro One also announced a separate agreement to construct an operations centre and fleet maintenance facility within Peterborough.

“Hydro One’s investment in Peterborough secures its existing jobs in our community, provides guarantees for Peterborough Distribution workers, and creates new jobs through the opening of a new regional operations centre in Peterborough,” said Peterborough Mayor Daryl Bennett. “I look forward to Hydro One providing the same high-quality electricity distribution services as Peterborough Distribution Inc., benefiting customers and supporting growth in our community.”

The acquisition is conditional upon the satisfaction of customary closing conditions and approval of the Ontario Energy Board (OEB) and the Competition Bureau. Establishing facilities within Peterborough will also require approval by the OEB.

Highlights:

PDI purchase: The City of Peterborough will realize value for PDI net assets equal to $105 million.

PDI consumers protected: Base distribution rates will be reduced by one per cent and frozen for five years.

PRIVILEGED AND CONFIDENTIAL

PDI jobs protected: Protections for PDI employees with employment offers to move to Hydro One.

Community investment: Hydro One currently employs approximately 80 people in Peterborough. Hydro One also plans to construct a new regional operations centre within Peterborough, capable of housing both Hydro One and PDI employees, along with a fleet maintenance facility.

About Hydro One Inc.:

Hydro One Inc. is a fully owned subsidiary of Hydro One Limited, Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, $25 billion in assets and 2017 annual revenues of nearly $6 billion. Our team of over 7,400 skilled and dedicated regular and non-regular employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks. Hydro One is committed to the communities we serve and has been rated as the top utility in Canada for its corporate citizenship, sustainability and diversity initiatives. We are one of only five utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information:

Investors:

Omar Javed, Vice President, Investor Relations

investor.relations@hydroone.com, 416-345-5943

Media:

Jay Armitage, Director, Corporate Communications

media.relations@hydroone.com, 416-345-6868